FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1.	Takeda Adopts Executive Compensation Recoupment Policy

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: April 1, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

News Release

Takeda Adopts Executive Compensation Recoupment Policy

Policy further strengthens Takeda’s commitment to best-in-class corporate governance

Osaka, JAPAN, April 1st, 2020 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) today announced that its Board of Directors approved an executive compensation recoupment policy (“clawback policy”). The adoption of the clawback policy is part of Takeda’s ongoing efforts to further strengthen its commitment to best-in-class corporate governance and is consistent with Takeda’s industry peers.

The clawback policy provides that in the event of a significant restatement of financial results or significant misconduct, the independent external members of Takeda’s Board of Directors may require Takeda to recoup incentive compensation. This would include all or a portion of the compensation received by any member of the Takeda Executive Team, any Internal Director on the Takeda’s Board of Directors, and any other individual designated by the independent external members of Takeda’s Board of Directors within the fiscal year, and the three (3) prior fiscal years, that the need for a significant restatement of financial results or significant misconduct was discovered.

The policy will take effect on April 1, 2020 and apply to short-term incentive compensation beginning with the Fiscal Year 2020 performance year and long-term incentive granted in Fiscal Year 2020 and continue to apply for all subsequent periods.

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Diseases, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people's lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries.
For more information, visit https://www.takeda.com.

Media Contacts:
Japanese Media Kazumi Kobayashi kazumi.kobayashi@takeda.com +81 (0) 3-3278-2095	Media outside Japan Tsuyoshi Tada tsuyoshi.tada@takeda.com +1 (617) 588-8849

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